David Zhang Direct Dial: (852) 2912-2503 david.zhang@lw.com 瑞生國際律師事務所	18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2912.2500 Fax: +852.2912.2600 www.lw.com 香港中環康樂廣場八號交易廣場第一座十八樓 FIRM / AFFILIATE OFFICES

July 5, 2011

VIA EDGAR & BY FACSIMILE
(1 202 772 9203)

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
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Re:	Funtalk China Holdings Limited
Schedule 13E-3
Filed June 14, 2011
File No. 5-85093

Dear Ms. Kim:

On behalf of Funtalk China Holdings Limited, a company organized under the laws of the Cayman Islands (“Funtalk” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 28, 2011 with respect to the Schedule 13E-3, File No. 5-85093 (the “Schedule 13E-3”), filed on June 14, 2011, by the Company and the other filing persons named therein.  For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) filed concurrently with the submission of this letter.

We represent the Company.  To the extent any response relates to information concerning any of Mr. Kuo Zhang, Ms. Nana  Gong, Sinowill Holdings Limited, Mr. Dongping Fei, Huge Harvest Enterprises Limited, Mr. Hengyang Zhou, Kingstate Group Limited, Mr. Francis Kwok Cheong Wan, Trend Focus Limited, Capital Ally Investments Limited, PAG Asia I LP, ARC Capital Holdings Limited, ARCH Digital Holdings Ltd., Golden Meditech Holdings Limited, GM Investment Company Limited, Fortress Group Limited, Fortress Merger Sub Limited, Merrill Lynch (Asia Pacific) Limited or Citigroup Global Markets Asia Limited, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan Stanley Chow	Raymond M. S. Kwok Michael S. L. Liu Jane M. S. Ng John A. Otoshi	Simon D. Powell Cheung Ying Yeung	Registered Foreign Lawyers: Timothy M. Gardner (New York) Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)

July 5, 2011

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * *

Proxy Statement

Summary Term Sheet, page 4

Shareholder Vote Required to Adopt the Merger Agreement, page 5

1.
Please revise to state how many votes will be required to meet the two-thirds approval requirement. In addition, we note that the filing persons own 77% of the total outstanding shares; please revise to state that the vote is assured.

The Schedule 13E-3 has been revised to reflect the Staff’s comment.  Please refer to page 5 of the Amendment.

Purposes and Effects of the Merger, page 6

2.
Please revise the summary to include a discussion of the benefits and detriments. Further, please revise, here and under the Special Factors section, to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

The Schedule 13E-3 has been revised to include in the summary section a discussion of the benefits and detriments of the merger to the unaffiliated shareholders and the Buyer Filing Persons, respectively.  Please refer to page 6 of the Amendment.

Furthermore, the Schedule 13E-3 has been revised to discuss in both the summary section and the Special Factors section the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies. Please refer to pages 6 and 49 of the Amendment.

Interests of the Company’s Executive Officers and Directors in the Merger, page 9

3.	Please revise to quantify the payment amounts on an individual and aggregated basis.

    The information in the Schedule 13E-3 under the caption “Summary Term Sheet – Interests of the Company’s Executive Officers and Directors in the Merger” has been revised to reflect the Staff’s comment.  Please refer to pages 9, 10 and 59 to 62 of the Amendment.

July 5, 2011

Special Factors, page 21

4.
Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Citi or Merrill Lynch during the filing persons’ evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. In this regard, we note that Merrill Lynch presented a preliminary financial analysis on April 27, 2011 and on May 15, 2011.

With respect to the presentations made by Citi during the filing persons’ evaluation of the transaction, the filing persons believe that all reports, opinions and appraisals from Citi required to be summarized in and filed as exhibits to the Schedule 13E-3 have been so summarized and filed.  On March 24, 2011, the day before the Continuing Shareholders delivered the proposal letter to the board of directors of the Company, Citi presented to the Continuing Shareholders and PAGAC certain financial analyses performed by Citi in connection with the merger (the "March 24 Presentation").  The March 24 Presentation has been filed as an exhibit to the Schedule 13E-3. The material terms of the March 24 Presentation have been summarized under the caption "Financial Analysis Provided by Citi to the Continuing Shareholders" in the Amendment, which includes revisions made in response to the Staff's comments 8, 9 and 10 below.

Citi also performed certain financial analyses in connection with the merger and presented them to Merrill Lynch on May 1, 2011 (the "May 1 Presentation").  The May 1 Presentation was intended to assist Citi in its price negotiations with Merrill Lynch.  It consisted primarily of possible valuation discussion points and related background information that Citi believed to be useful in the price negotiations.  As such, providing a detailed summary of the presentation would be confusing to shareholders of the Company and of questionable value in assisting shareholders of the Company in making an informed decision regarding the merger.  Nevertheless, we have filed a copy of the May 1 Presentation as an exhibit to the Schedule 13E-3.

In addition, Citi presented certain other materials to the Continuing Shareholders, including materials relating to the transaction process, timetables and Cayman take private laws, and preliminary drafts of the March 24 Presentation and May 1 Presentation.  All of the material information and analyses in the preliminary drafts of the March 24 Presentation and May 1 Presentation are contained in the March 24 Presentation and May 1 Presentation, respectively, which have been filed as exhibits to the Schedule 13E-3.  We respectfully submit that none of these other materials are materially related to the merger under Item 1015 of Regulation M-A and, therefore, are not required to be filed as exhibits to or summarized in the Schedule 13E-3.

July 5, 2011

With respect to the presentations made by Merrill Lynch during the filing persons’ evaluation of the transaction, the preliminary financial analysis discussions presented on April 27, 2011 and May 15, 2011 were not in the form of final presentations or reports and, as such, were not considered material by the independent committee. In particular, no portion of the April 27, 2011 preliminary financial analysis prepared by Merrill Lynch was shared with or otherwise considered by the independent committee. In addition, any material components of the preliminary financial analyses made on April 27, 2011 and May 15, 2011 are fully embodied in the May 30, 2011 presentation to the independent committee that is attached and disclosed as Exhibit (c)-(3) to the Schedule 13E-3. Consequently, we respectfully submit that none of such materials are materially related to the merger under Item 1015 of Regulation M-A and, therefore, are not required to be filed as exhibits to or summarized in the Schedule 13E-3.

Reasons for the Merger and Recommendations..., page 27

5.	Please revise to quantify the going concern value considered by the board.

The independent committee and the board of directors only considered the various financial analyses prepared by Merrill Lynch as an indication of the Company’s going concern value. The independent committee and the board of directors were not presented and did not consider any quantified going concern value of the Company. The Schedule 13E-3 has been revised to clarify that the independent committee only considered the financial analyses presented by Merrill Lynch as an indication of the going concern value of the Company. Please refer to page 31 of the Amendment.

6.
We note that the board considered the historical market prices. Please revise to further address whether the board considered the higher market prices of up to $8.61 during the past two years. In addition, please address the purchase price of $8.39, as disclosed on page 94. Refer to Instruction 2(ii) and (vi) to Item 1014 of Regulation M-A.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 31 of the Amendment.

Position of the Buyer Filing Persons..., page 32

7.	Please revise to address whether the Buyer Filing Persons considered the higher market prices of up to $8.61 during the past two years or the purchase price of $8.39 paid in 2009.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 32 and 33 of the Amendment.

Financial Analysis Provided by Citi to the Continuing Shareholders, page 35

8.	Please revise to quantify any compensation received by Citi’s affiliated commercial bank in connection with the revolving facility. Refer to Item 1015(b)(4) of Regulation M-A.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 38 of the Amendment.

July 5, 2011

9.
For each method of analysis, please revise to provide additional disclosure about the underlying data used in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average, mean or median values calculated for Enterprise Value, Growth, adjusted EBITDA, and the results of the base case, working capital case, and sensitivity analysis. Please include comparable information for the issuer if the financial advisor considered this information. It may be useful if the information is disclosed in tabular format. Please revise to quantify multiples, rates or ranges and discuss why particular multiples, rates or ranges were used in each analysis.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to pages 36 and 37 of the Amendment.

Selected Transactions Analysis, page 37

10.	Please revise to identify the transactions used in the selected transactions analysis and in the illustrative premiums paid analysis.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 37 of the Amendment.

Certain Financial Projections, page 38

11.
Please revise to clarify whether these projections were provided on April 27, 2011 or earlier on March 24, 2011. In addition, we note that projected working capital and capital expenditures were provided to the financial advisors; please revise to summarize these projections.

The Schedule 13E-3 has been revised to reflect the Staff’s comment.  Please refer to pages 38 and 39 of the Amendment.

Opinion of the Independent Committee’s Financial Advisor, page 40

Discounted Cash Flow Analysis, page 45

12.	Please revise to quantify the terminal value and the forecasted unlevered, after-tax cash flows of the issuer. Please also describe why particular ranges, rates or multiples were used.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 45 of the Amendment.

Precedent Squeezout Premia Analysis, page 46

13.	Please summarize the implied premia used in the analysis.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 47 of the Amendment.

July 5, 2011

Purpose of and Reasons for the Merger, page 48

14.
We note that you discuss the Buyer Filing Persons’ reasons for undertaking the merger at this particular time. Please revise to discuss the issuer’s reasons for undertaking the merger at this particular time, as opposed to another time, in the issuer’s operating history. Refer to Item 1013(c) of Regulation M-A.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 27 of the Amendment.

Effect of the Merger on the Company, page 49

Primary Benefits and Detriments of the Merger, page 50

15.	We note that a benefit of the merger is the reduction of costs associated with operating as a public company. Please revise to quantify these cost savings.

The Schedule 13E-3 has been revised to reflect the Staff’s comment.  Please refer to page 51 of the Amendment.

Alternatives to the Merger, page 53

16.
We note that the board did not consider alternative sale transactions in light of the Continuing Shareholders’ express intention not to sell to any third party. Please revise to discuss any alternative means considered by the subject company or the filing persons to accomplish the stated purposes of going private and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A. For example, discuss whether the board considered a reclassification, reverse stock split, a tender offer or odd-lot offer.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 53 of the Amendment.

Fees and Expenses, page 65

17.	We note that Miscellaneous expenses are estimated to equal $970,000. Please further describe the fees included under “Miscellaneous.”

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 65 of the Amendment.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Kuo Zhang, Ms. Nana  Gong, Sinowill Holdings Limited, Mr. Dongping Fei, Huge Harvest Enterprises Limited, Mr. Hengyang Zhou, Kingstate Group Limited, Mr. Francis Kwok Cheong Wan, Trend Focus Limited, Capital Ally Investments Limited, PAG Asia I LP, ARC Capital Holdings Limited, ARCH Digital Holdings Ltd., Golden Meditech Holdings Limited, GM Investment Company Limited, Fortress Group Limited and Fortress Merger Sub Limited, as requested by the Staff.

July 5, 2011

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 2912-2503.

Very truly yours,

/s/ David Zhang
David Zhang

cc:	Michael V. Gisser, Esq.
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China

Sang Jin Han, Esq.
Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
39th Floor, Bank of China Tower
1 Garden Road, Central, Hong Kong

Kathryn King Sudol, Esq.
Simpson Thacher & Bartlett LLP
35th Floor, ICBC Tower
3 Garden Road, Central, Hong Kong

July 5, 2011

EXHIBIT A – ACKNOWLEDGEMENT

    In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of June 28, 2011 with respect to the Schedule 13E-3, File No. 5-85093 (the “Schedule 13E-3”), filed on June 14, 2011, by Funtalk China Holdings Limited (the “Company”) and the other filings persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 1 to the Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	it is responsible for the adequacy and accuracy of the disclosure in such filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Funtalk China Holdings Limited

By:	/s/ Hua Yang
Name: Hua Yang
Title: Director

Fortress Group Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

Fortress Merger Sub Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

ARC Capital Holdings Limited

By:	/s/ Allan Liu
Name: Allan Liu
Title: Director

July 5, 2011

ARCH Digital Holdings Ltd.

By:	/s/ Rachel Chiang
Name: Rachel Chiang
Title: Director

Golden Meditech Holdings Limited

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

GM Investment Company Limited

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

Kuo Zhang

By:	/s/ Kuo Zhang
Name: Kuo Zhang

Nana Gong

By:	/s/ Nana Gong
Name: Nana Gong

July 5, 2011

Sinowill Holdings Limited

By:	/s/ Nana Gong
Name: Nana Gong
Title: Director

Dongping Fei

By:	/s/ Dongping Fei
Name: Dongping Fei

Huge Harvest Enterprises Limited

By:	/s/ Dongping Fei
Name: Dongping Fei
Title: Director

Hengyang Zhou

By:	/s/ Hengyang Zhou
Name: Hengyang Zhou

Kingstate Group Limited

By:	/s/ Hengyang Zhou
Name: Hengyang Zhou
Title: Director

July 5, 2011

Francis Kwok Cheong Wan

By:	/s/ Francis Kwok Cheong Wan
Name: Francis Kwok Cheong Wan

Trend Focus Limited

By:	/s/ Francis Kwok Cheong Wan
Name: Francis Kwok Cheong Wan
Title: Director

Capital Ally Investments Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

PAG Asia I LP

By: PAG Asia Capital GP I Limited, its General Partner

By:	/s/ David J. Kim
Name: David J. Kim
Title: Partner